Michael D. Waters (205) 226-8720	(877) 453-6423 (direct fax) mwaters@balch.com

November 16, 2005

Ms. Abby Adams

Special Counsel, Office of Mergers and Acquisitions

U. S. Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549-0303

Re:	Vesta Insurance Group, Inc. Soliciting Materials Pursuant to Rule 14a-12 Filed November 4, 2005

Dear Ms. Adams:

This letter responds on behalf of Vesta Insurance Group, Inc. (“Vesta”), to your letter of November 9, 2005 addressed to James F. Hughey, Jr. and me regarding the above referenced soliciting materials. Vesta’s responses are numbered in accordance with the three numbered comments in your letter.

1. On August 19, 2005, a hearing was held in the Court of Chancery of the State of Delaware in and for New Castle County on whether Vesta would be required to hold an annual meeting of stockholders. A petition had been previously filed in the Court of Chancery by Newcastle Partners L.P. asking the court to order Vesta to hold its annual meeting pursuant to Section 211 of the General Corporation Law of the State of Delaware (the “GCL”), 8 Del. C. § 211, because Vesta had not held an annual meeting for over 13 calendar months. At the hearing Vesta explained that it had not held a meeting because its audited financial statements for the fiscal year ending December 31, 2004 were not complete and presented evidence as to why it had been unable to complete audited financial statements. Vesta conceded that it was obligated under Delaware law to hold a meeting and argued that the Court should not order Vesta to hold a meeting or, to the extent the Court did order a meeting, schedule the meeting for a date when Vesta would be able to complete its audit and distribute a proxy statement in compliance with the Commission’s proxy rules. At the time of the hearing, Vesta believed that it would be able to complete its audit and distribute a proxy statement in order to have a meeting on November 22, 2005. On September 1, 2005, the Delaware court ordered Vesta to hold an annual meeting no later than November 17, 2005.

Since the issuance of the Delaware court’s order dated September 1, 2005, Vesta has worked diligently to complete its audited financial statements. It prepared a draft of its proxy statement for its annual meeting but did not file it with the Commission pending completion of

Ms. Abby Adams

November 16, 2005

its audit. Although Newcastle had filed preliminary proxy material with the Commission, Vesta intended to file its proxy statement in definitive form under Rules 14a-6(a) and (b) because it did not intend to comment on Newcastle’s solicitation in the initial mailing of its proxy statement. Hence, Vesta was waiting for the completion of its audit before distributing its proxy statement.

On or about November 4, 2005, it became clear to Vesta that the audit would not be completed in time for a proxy statement to be mailed to stockholders for a November 17, 2005 meeting. Nevertheless, because Vesta had been ordered by the Court of Chancery to hold its annual meeting, Vesta distributed the statutory notice required by Section 222 of the GCL, 8 Del. C. § 222. Vesta did not believe that the statutory notice constituted a solicitation of proxies under the federal rules because it merely identified the date, time, and place of the annual meeting that Vesta had been ordered to hold. In response to the material referenced in the caption above, the Staff contacted Vesta and indicated that Vesta should not proceed with the annual meeting without complying with the proxy rules. Following the receipt of the Staff’s comment letter dated November 9, 2005, Vesta filed on November 10, 2005 a motion with the Court of Chancery seeking relief from the September 1, 2005 order. A hearing on Vesta’s petition was held on November 14, 2005. The Court of Chancery denied Vesta’s motion and stated that it would deny any application to stay the matter pending appeal. Vesta immediately appealed the Court of Chancery’s ruling to the Delaware Supreme Court and requested a stay of the Court of Chancery’s order. On November 15, 2005, the Delaware Supreme Court denied Vesta’s motion for a stay but ordered that supplemental briefs be submitted regarding Vesta’s appeal on November 16, 2005. The Delaware Supreme Court stated that it would decide the appeal on the basis of the submissions to the Court of Chancery and the supplemental briefs.

Despite Vesta’s arguments before the Court of Chancery both in August and on November 14 that Vesta should not be required to hold a meeting under Delaware law when Vesta is not able to distribute an annual report and proxy statement or information statement to its stockholders in accordance with the Commission’s rules, the Court of Chancery has nevertheless ordered that Vesta hold the meeting on November 17, 2005. Vesta is uncertain under the present circumstances whether the order of the Delaware Court of Chancery can be reconciled with the Commission’s rules.1 Vesta notes, however, that in the Court of Chancery’s Memorandum Opinion and Order dated November 15, 2005 denying Vesta’s motion for a stay, Vice Chancellor Stephen P. Lamb states on page 12: “Any suggestion that there is an irreconcilable conflict between the mandate of this court’s Order and Final Judgment and SEC

1 Vesta has sent to you on separate occasions (a) various items related to the September 1, 2005 order of the Court of Chancery, including the Joint Pretrial Order which set out Vesta’s arguments about its obligations under the Commission’s proxy rules (and Newcastle’s disagreement with those arguments), (b) a copy of Vesta’s motion filed with the Court of Chancery seeking relief from the September 1, 2005 order, (c) the transcript of the November 14, 2005 hearing before the Court of Chancery and its Memorandum Option and Order dated November 15, 2005, (d) the Delaware Supreme Court’s order denying Vesta’s motion for a stay, and (e) Vesta’s Appellant’s Supplemental Memorandum filed with the Supreme Court of Delaware November 16, 2005.

Ms. Abby Adams

November 16, 2005

statutes and regulations would both misconstrue the scheme of federal proxy regulation and weaken a basic premise of American corporate law that is a defining characteristic of our federal system.”

Vesta believes but cannot be certain, that its auditors, PricewaterhouseCoopers LLP, will render an opinion on Vesta’s financial statements by December 31, 2005. Vesta is aware, however, that if the audit is not available for a proxy statement to be distributed in time for an annual meeting to be held in 2005, then any annual meeting Vesta holds in 2006 will be required to be held pursuant to a proxy statement accompanied by an annual report to stockholders containing audited financial statements as of December 31, 2005. Interpretation 1S (Proxy Rules and Schedule 14A), March 1999 Supplement to the Telephone Interpretations Manual.

2. From time to time since the issuance of the Court of Chancery’s September 1, 2005 order, Vesta has issued certain press releases regarding its business. None of these releases mentioned or commented upon Newcastle’s potential solicitation and, in fact, none of these releases mentioned Newcastle by name except for one release dated September 20, 2005, in which Vesta announced that it had been ordered by the Court of Chancery to hold an annual meeting on November 17, 2005 as a result of Newcastle’s petition for an annual meeting under Delaware law. (This release was also issued in response to the Court of Chancery’s order, which required Vesta to give public notice of the annual meeting at least 45 days in advance of the meeting date). On some of these releases, Vesta included the disclaimer language permitted by Commission Rule 14a-12. Vesta included the language as a precautionary measure on the assumption that because Newcastle had filed preliminary material stating its intention to solicit proxies in opposition to Vesta, Newcastle (or the Commission’s staff) might assert that normal business releases might be considered solicitation material. As stated above, Vesta fully intended to utilize a proxy statement in compliance with the Commission’s rules and it believed that the use of the Rule 14a-12 disclaimer was only a precautionary and prudent practice under the circumstances especially in light of the Commission’s Exchange Act Release No. 42055 (October 22, 1999) and in view of Interpretation I.D.1 published in the July 2001 Interim Supplement to the Telephone Interpretations Manual. Vesta has carefully avoided the use of any explicit solicitation language in its previous public statements and has discontinued use of this disclaimer.

3. Vesta mailed a one page statutory notice of its meeting pursuant to the Court of Chancery’s September 1, 2005 order and Section 222 of the GCL. That notice was not filed with the Commission inasmuch as it was mailed solely to comply with the Court of Chancery’s order and Delaware law. The notice only contained information about the date, time, and place of the annual meeting, as required by Delaware law. The notice was not intended by Vesta to be soliciting material. Vesta believes that the filing of this notice with the Commission, without a proxy statement that complies with Regulation 14A including the Rule 14a-3 requirement that an annual report containing audited financial statements accompany or precede the proxy statement, would not be consistent with Regulation 14A. If Vesta had filed the notice, it might have created

Ms. Abby Adams

November 16, 2005

the impression that sending the statutory notice in compliance with the Court of Chancery’s order and Delaware law was a “solicitation.”

As requested in your November 9, 2005 letter, included with this letter is a letter from Vesta acknowledging certain matters requested in your letter. Vesta would like to point out that the issues related to Vesta’s audit for its fiscal year ending December 31, 2004 as well as issues related to the foregoing matters have been thoroughly considered both by Vesta’s Audit Committee, which is comprised entirely of independent, outside directors, each of whom is qualified as a financial expert under NYSE rules, and by Vesta’s full Board of Directors, seven out of eight of which are independent, outside directors. The Audit Committee has met approximately once every two weeks during the last 12 months and has utilized the resources of independent accounting experts in an effort to complete Vesta’s audit as promptly as possible. The full Board has met frequently to consider the implications of the lack of the 2004 audit. The full Board met as recently as November 15, 2005 and is meeting again on November 16, 2005 to consider the issues presented in this letter as well as the implications of the legal proceedings in Delaware.

Of course, Vesta will be happy to provide additional information to you or to respond to additional comments.

Sincerely yours,

/S/ MICHAEL D. WATERS
Michael D. Waters

MDW:pwg

cc:	James F. Hughey, Jr. Norman W. Gayle, III Donald W. Thornton David Karp Travis Laster

November 16, 2005

Ms. Abby Adams

Special Counsel, Office of Mergers and Acquisitions

U. S. Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549-0303

Re:	Vesta Insurance Group, Inc. Soliciting Materials Pursuant to Rule 14a-12 Filed November 4, 2005

Dear Ms. Adams:

This letter is submitted to you pursuant to your letter dated November 9, 2005 and as a part of Vesta Insurance Group’s (“Vesta”) response to the comments presented in your letter. Vesta understands and acknowledges as follows:

1. Vesta is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission under Regulation 14A.

2. Vesta understands that Commission staff comments or changes to disclosure in response to staff comments made in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

3. Vesta may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours, VESTA INSURANCE GROUP, INC.

/s/ Norman W. Gayle, III
Norman W. Gayle, III President and CEO